[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

April 2, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:      Mark P. Shuman
                        Gabriel Eckstein
                        Amanda Kim
                        Stephen Krikorian

            Re:      Marketo, Inc.
                        Confidential Draft Registration Statement on Form S-1
                        Submitted February 26, 2013
                        CIK No. 1490660

Ladies and Gentlemen:

        On behalf of our client, Marketo, Inc. ("Marketo" or the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated March 26, 2013 (the "Comment Letter"), relating to the above referenced Confidential Draft Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and a Registration Statement on Form S-1 (the "Registration Statement"). For the Staff's reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on February 26, 2013.

        In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Page references herein correspond to the page of the Registration Statement.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

        The Company advises the Staff that there are no written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. There are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors or used, the Company will supplementally provide copies to the Staff.

2.
We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on the disclosure throughout the document may cause us to raise issues on areas not previously commented on.

        The Company acknowledges the Staff's comment and confirms that the Company will update the Registration Statement with the required information in a subsequent amendment, including but not limited to the price range, as soon as such information is available and with sufficient time for the Staff to review such information prior to the printing of the preliminary prospectus.

3.
Please provide us with copies of any remaining artwork or graphics that you intend to include in your prospectus.

        The Company advises the Staff that the Registration Statement being concurrently filed herewith contains the artwork to be included in the prospectus, including, on the inside back cover, the inclusion of the Company's core values that the Company espouses and includes on its website. The Company does not currently plan to include additional artwork or graphics in the prospectus.

Prospectus Summary

Business Overview, page 1

4.
Please expand to identify the parameters you assessed in making your claim of leadership in the first sentence (and elsewhere), and in your response letter provide support for your conclusions in that regard.

        The Company advises the Staff that it is supplementally providing to the Staff third-party support for the statement that it is the provider of a leading cloud-based marketing software platform that enables organizations to engage in modern relationship marketing. Such third-party support includes, but is not limited to, (i) Gartner's "Magic Quadrant for CRM Lead Management," which noted that the Company was one of two firms that were deemed leaders in CRM Lead Management, (ii) Forrester Research's "B2B Lead Management Automation Market Overview," which refers to the Company as a "leading vendor" of lead management automation, (iii) SiriusDecision's "SiriusView: Marketing Automation Platforms" report, which ranked the Company's marketing automation platform as a top performer among the firms evaluated, (iv) an announcement by salesforce.com that the Company has won the Marketing category for the AppExchange Customer Choice Awards in 2012, (v) an announcement by CRM Magazine that the Company was named the winner of the "Marketing Solutions" category in 2012, (vi) an announcement by ZDNet that the Company was awarded a win in the "CRM Watchlist: The Marketing Mavens" category, and (vii) the Inc. 5000 list for 2012 that ranks the Company as number 78. To expedite the Staff's review, the Company has marked such supplementally provided third-party support so that the Staff can readily locate and review the cited information. The Company confirms that none of the third-party support provided to the Staff was prepared for the Company nor prepared in anticipation of or in connection with the offering contemplated by the Registration Statement.

5.
In the last paragraph in this section and on page 74, please further balance your disclosure by including your accumulated deficit for the period ending December 31, 2012. In this regard, we note the second sentence of your first risk factor.

        The Company advises the Staff that the Company has revised its disclosure in the last paragraph in the section of the Prospectus Summary titled "Business Overview" on page 1 and the last paragraph under "Overview" in the Business section on page 76 of the Registration Statement in response to the Staff's comment.

Our Industry, page 1

6.
Regarding the industry data you cite in your prospectus from CMO Council, IDC, and Gartner, tell us whether this data reflects the most recent available information and whether any of those reports or surveys were prepared for your company or for the offering. Also, provide us with supplemental copies of the reports and surveys that you cite and from which the data in the prospectus is extracted. To expedite our review, please clearly mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

        The Company advises the Staff that the industry data cited in the Registration Statement from IDC reflects the most recent information available of this type of which the Company is aware. The IDC report cited in the Registration Statement is an annual survey, which, to the Company's knowledge, has not yet been updated. The Company also advises the Staff that the industry data cited in the Registration Statement from Gartner is from a report that is updated quarterly, with the most recent update on March 14, 2013, subsequent to the Company's confidential submission of the Registration Statement (the "2013 Gartner Report"). However, the Company advises the Staff that the market sizing data for the relevant segments in the 2013 Gartner Report remains substantially unchanged from the data cited in the Registration Statement. The Company further advises the Staff that the CMO Council has published an updated State of Marketing report for 2012 (the "2012 CMO Report"). However, the 2012 CMO Report did not review the annual global marketing and communications spending as was done in the CMO Council's report, The 2011 State of Marketing (the "2011 CMO Report"), which is cited in the Registration Statement. The Company believes that the annual global marketing and communications spending cited in the 2011 CMO Report is still a timely and relevant measure that is helpful to investors in understanding the Company's addressable market. The Company supplementally advises the Staff that none of the cited industry research data and reports were prepared for the Company nor prepared in anticipation of or in connection with the offering contemplated by the Registration Statement.

        The Company is supplementally providing to the Staff the relevant portions of the industry research data and reports from CMO Council, IDC and Gartner as cited in the Registration Statement and the 2013 Gartner Report. To expedite the Staff's review, the Company has marked the industry research data and reports so that the Staff can readily locate and review the cited information.

7.
You disclose in the last paragraph that according to Gartner, the aggregate marketing-related software segments are estimated at $31 billion in 2013 and are expected to grow to $41 billion by 2016. Please clarify the extent to which your software applies to this aggregate market and, if possible, quantify the value of this applicable market.

        The Company supplementally advises the Staff that its software provides solutions for each segment that make up this aggregate market, namely, customer relationship management, business intelligence, and web conferencing, teaming platforms and social software suites. The Company's Marketing Automation and Sales Insight applications deliver capabilities such as Relationship Marketing, Email Marketing and Campaign Management that serve the needs of buyers in the customer relationship management segment. The Company's Revenue Analytics and Marketing Automation applications deliver reporting and analytics insights that address the needs of buyers in the business intelligence segment. Finally, the Company's Social Marketing and Marketing Automation applications deliver capabilities such as Event Management, Social Campaigns and Content Marketing that address the needs of buyers in the third Gartner segment that combines web conferencing, teaming platforms and social software suites. These three segments are estimated by Gartner to be $14.2 billion, $13.8 billion and $3.6 billion, respectively, for 2013. The Company further advises the Staff that due to the way that these segments are structured, the Company has presented a TAM, or total available market, that contains these various segments, but it is not possible to quantify more precisely the value of the aggregated market for the Company's solutions. In addition, the Company has provided additional disclosure on page 80 of the Registration Statement to clarify how the Company's platform addresses each of the three identified segments of the marketing-related software market.

Risk Factors

We rely on our management..., page 20

8.
You state in this risk factor that you may terminate any employee at any time with or without cause; however, some of your employees are subject to agreements where severance payments apply in change of control situations. Please clarify your disclosure accordingly.

        The Company has revised its disclosure on page 20 of the Registration Statement in response to the Staff's comment.

Use of Proceeds, page 39

9.
Refer to the second sentence of the third paragraph in this section where you state that some of the uses for the proceeds of this offering include the expansion of the sales organization, international expansion, and expansion of your solutions. Please note that under Item 504 of Regulation S-K, you must disclose the approximate amount intended for each of these purposes. In this regard, you disclose on page 47 that you "intend to invest in [y]our direct sales team." Revise accordingly.

        The Company supplementally advises the Staff that at the current time the Company has no specific or preliminary plans with respect to the allocation of the net proceeds from the offering beyond the uses disclosed in Use of Proceeds on page 40 of the Registration Statement. The Company further advises the Staff that although the Company does intend to further invest in its indirect sales team as noted by the Staff, the Company has not yet formulated specific or preliminary plans with respect to the allocation of the net proceeds from the offering to any particular purpose. The Company notes the Staff's comment and will further revise the disclosure in the Registration Statement should more specific determinations with respect to the use of proceeds from this offering be made prior to the completion of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

10.
Please consider revising your disclosures to focus on the primary drivers and other material factors necessary to obtain an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

        The Company advises the Staff that the Company has revised the disclosure on page 61 of the Registration Statement to address the Staff's comment. The Company supplementally advises the Staff that it has provided the change in DSO from 2011 to 2012, as well as the change in DSO from 2010 to 2011. The Company has provided the DSO metric using the ending net accounts receivable balance as of the end of each year in relation to revenue for the entire year.

Overview, page 46

11.
Regarding your reference to the Middle East in the second bullet point on page 47, please describe to us the nature of any past, current, and anticipated contacts with Iran, Syria, and Sudan, whether through your subsidiaries, affiliates, resellers, or other direct or indirect arrangements.

        The Company advises the Staff that the Company has no knowledge of any contacts or business relationships with Iran, Syria and Sudan, whether through its subsidiaries, affiliates, resellers, or other direct or indirect arrangements.

Key Business Metrics, page 48

12.
We note that you identify the number of customers and subscription dollar retention rate as key metrics for your business. Tell us what consideration you gave to expanding this disclosure to include a table that shows your customer activity during the year along with your retention rate based on customers. Also, tell us whether the weighted average subscription period would be a key metric.

        The Company respectfully submits that it believes that the subscription dollar retention rate that it discloses provides more meaningful information to investors than intra-year changes in its customer activity or a retention rate based on customers. As the Company has noted on pages 1, 22 and 76, as well as elsewhere in the Registration Statement, its customers range from small- and medium-sized businesses to large enterprises, providing varying levels of revenue to the Company. As a result, the size of the increase in the Company's overall customer count over a particular period, and the extent to which the Company gained or lost customers over a particular period, may not correlate to the changes in revenue or potential revenue in that period or future periods, and therefore do not provide useful insights into the Company's customers' value or potential value. In a given period, the Company may add more customers than it loses, but see no increase in current or potential future revenue because the customers it adds are small. Conversely, the Company may fail to retain a large number of smaller customers during a period but add a few large customers and see a significant increase in its current or potential future revenue. For these reasons, the Company believes that any customer activity metric could potentially be misleading to investors in providing shifts in customer numbers, either up or down, that would not be indicative of changes in revenue. The Company's subscription dollar retention rate, in contrast, is weighted based on the revenue associated with customer subscriptions and therefore provides meaningful information for investors regarding the impact of customer activity and retention during the year on the Company's potential future financial results. In light of this, the Company believes that its approach of disclosing the general progression of the Company's customer count since its formation, coupled with the Company's subscription dollar retention rate on an annual basis, provides investors with broad and meaningful insight into the Company's business and trends affecting the business.

        In response to the Staff's comment regarding the weighted average subscription period of the Company's customer contracts, the Company has added disclosure on page 48 of the Registration Statement disclosing this metric, weighted based on contracted revenue, for subscription contracts the Company entered into in 2012. The Company also discloses on pages 10 and 59 of the Registration Statement that the length of its contracts is typically one year, but ranges from one quarter to three years and has highlighted this further on page 48. The Company respectfully advises the Staff that because the Company does not track the weighted average subscription period generally, and does not place great importance or emphasis on the length of its customer contracts, it does not believe that this metric should be described as a "key" metric.

13.
In the second bullet point, you indicate that you compute both the quarterly and annual Subscription Dollar Retention Rate but only disclose the annual rates for the last two years. Explain why you disclose this information on an annual basis as opposed to a quarterly one.

        The Company supplementally advises the Staff that the Company believes that disclosing its Subscription Dollar Retention Rate on an annual basis provides sufficient insight into the extent to which the Company is able to retain its customers and related revenues, and that providing this rate at the end of each quarter (measured back to the end of the equivalent quarter in the prior year) would not provide any additional meaningful information to potential investors. Providing this information on an annual basis consistent with the time period for the Company's annual financial statements also allows investors to more easily calibrate this metric with the Company's financial results for the relevant year and years that follow.

        The Company does not track its Subscription Dollar Retention Rate between consecutive quarters (i.e., between the end of one quarter and the end of the quarter that follows) and, given that its contracts are typically one year long, does not believe doing so over such a short period of time would yield useful information to the Company or its investors. However, the Company supplementally advises the Staff that it will continue to evaluate trends in the Subscription Dollar Retention Rate that may merit further disclosure.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue, page 52

14.
With regard to the increase in revenue from existing customers, please disclose the extent to which the increase was attributable to increase in prices or volumes. Refer to Item 303(a)(3)(iii) of Regulation S-K. Provide equivalent disclosure for the first full paragraph on page 55.

        The Company advises the Staff that the Company has revised its disclosure on pages 53 and 56 of the Registration Statement in response to the Staff's comment.

Cost of Revenue and Gross Margin, page 53

15.
Please expand your disclosure in the final paragraph to discuss the effects on your gross margin from professional services to your enterprise clients. We note the second risk factor on page 22.

        The Company respectfully notes that the disclosure in the final paragraph of the Cost of Revenue and Gross Margin section on page 54 of the Registration Statement addresses the positive impact that the increasing number of enterprise customers had on the Company's professional services and other gross margin for the period, while the disclosure in the risk factor titled "Shifts over time . . ." on page 22 of the Registration Statement addresses the potential negative impact that professional services of any kind have on the Company's overall gross margin. Providing professional services to enterprise customers generally improves the Company's professional services and other gross margin for the reasons noted, but providing professional services to any customer, even an enterprise customer, reduces the Company's overall gross margin because the margin on professional services does not approach the margin that the Company enjoys on subscription and support revenues. The Company has revised the disclosure in the risk factor titled "Shifts over time . . ." on page 22 of the Registration Statement to elaborate on and clarify the disclosure relating to the effect on gross margin of the provision of professional services.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Sensitivity, page 62

16.
We note your current disclosures regarding interest rate risk. Please tell us how your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 305(a) of Regulation S-K.

        The Company advises the Staff that the Company has revised the disclosure on page 63 of the Registration Statement to include a sensitivity analysis that conforms to Item 305(a) of Regulation S-K.

Stock-Based Compensation, page 69

17.
When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

        The Company advises the Staff that once the Company includes a proposed IPO price range in its Registration Statement, it will include the appropriate reconciliation and explanation of the difference between the fair market value of its common stock as determined in its most recent valuation date and the midpoint of the proposed price range.

18.
Please ensure that you adequately disclose the specific factors that contributed to a significant increase in the estimated fair value of your common stock between each valuation period. In this regard, you should discuss in greater detail the reasons for the changes between the October 2012 and February 2013 valuation dates.

        The Company advises the Staff that the Company has revised the disclosure on pages 72-74 of the Registration Statement to provide more detailed explanations of the reasons for the increase in the estimated fair value of the Company's common stock between October 2012 and February 2013 and to further clarify the reasons for modest increases in the estimated fair market value of the Company's common stock between January 2012 and October 2012.

19.
You state on a few occasions that you had purchased shares of common stock from your employees. Please describe in greater detail why the purchase price of these shares did not represent fair value of your shares of common stock. Indicate whether you treated the difference between the price paid and the estimated fair value as a form of compensation. In addition, your response should address how the price of the Series G preferred shares ($7.30) and the price paid to repurchase employee shares($6.60) compares to the estimated fair value of the shares($2.28) utilized in your March to April 2012 grants.

        The Company supplementally advises the Staff of the following in response to the Staff's comment:

  Company Repurchases of Common Stock from its Employees

        All of the Company's repurchases of shares of common stock from its employees during the relevant periods were made pursuant to the Company's contractual right to repurchase such shares upon the termination of the applicable employee's employment with the Company. These repurchases were all at cost (i.e., the price the employee paid to initially purchase such shares from the Company) and were equal to or less than the estimated fair market value of the Company's common stock on the date of repurchase. As a result, no compensation expense was recorded with respect to these transactions.

  Third-Party Transactions in the Company's Common Stock

        In March 2012, an existing small, unaffiliated, stockholder of the Company purchased an aggregate of 405,334 shares from five employee stockholders of the Company, including the Company's CEO. In August 2012, the same stockholder purchased 30,000 shares of the Company's common stock from one employee stockholder. The purchase price in each of these transactions was $6.60 per share, which was the price per share of the Series F preferred stock, which this stockholder had purchased from the Company in November 2011. As the Company was not a party to these transactions, it recorded no compensation expense in connection with them.

        At the time of each applicable valuation, the Company and its independent, third party valuation firm carefully considered the potential impact of these third-party transactions in its determination of the fair market value of the Company's common stock. As described further below, the Company and the valuation firm concluded that these transactions did not provide meaningful evidence of the fair market value of the Company's common stock at the time because they were not market transactions and not otherwise "orderly" within the meaning of ASC 820-10-35-54I and as contemplated in the current working draft of Chapter 8 of the AICPA's Accounting and Valuation Guide. Unlike market transactions, in these transactions (i) the purchases were made by a pre-existing stockholder, but this purchaser possessed limited information about the Company, its business, its financial results, its prospects and its capitalization and therefore had no practical ability to value the Company using conventional valuation principles, but rather made the investment decision primarily based on its pre-existing familiarity with the Company and the belief that the Company's value would appreciate over time, (ii) the purchaser held less than 0.5% of the Company's outstanding common stock, on an as-converted basis, prior to the purchase, (iii) the purchaser had recently participated in the Company's Series F financing, but was not allotted as many shares as it had wanted to purchase in that financing, (iv) the purchaser was determined to increase its holdings in the Company but had limited opportunities to do so given that the Company was not contemplating raising additional financing through the issuance of equity securities at the time and no secondary market for the Company's shares existed at the time (or has developed since), (v) all of the transactions involved a single purchaser and only six sellers, none of whom were regular purchasers or sellers of the Company's common stock, (vi) the offer to purchase was not generally available to the Company's other employees or other stockholders, (vii) the transactions were isolated and not reflective of a pattern of secondary transactions in the Company's stock, (viii) the total shares purchased equaled only a small percentage, less than 1%, of the Company's total capitalization at the time, and (ix) these private transactions involved no marketing activities, and no exposure to the market, as would commonly be associated with market transactions. All of these factors highlight the non-market nature of these transactions, and the last factor, in particular, highlights the non-orderly nature of these transactions.

        In light of all of the foregoing, and given the sufficiency of the information available to it to evaluate whether these transactions were orderly, the Company concluded that these transactions were not market transactions, and were not orderly, and therefore did not reflect or provide meaningful evidence of the fair market value of the Company. Consequently, these transactions were not given any weighting in the Company's determination of fair market value of its common stock at the time.

  Issuance of Series G Preferred Stock in Acquisition of Crowd Factory

        In April 2012, the Company acquired Crowd Factory and, pursuant to the acquisition, issued 1,684,930 shares of Series G preferred stock ("Series G"), 197,864 shares of common stock and assumed options to purchase 178,848 shares of common stock. These issuances reflected the $13.0 million purchase price for Crowd Factory. Although the transaction did not close until April 2012, the expected closing of the acquisition was reflected in the aggregate valuation of the Company

(through the addition of the $13.0 million aggregate purchase price of Crowd Factory to the pre-acquisition enterprise value of the Company), and the estimated fair market value of its common stock, as of March 31, 2012.

        The purchase price for Crowd Factory, and the terms and conditions of the Series G shares, were the result of arms-length negotiations in connection with the acquisition. The Series G shares carry an aggregate liquidation preference of $12.3 million consistent with their valuation in the acquisition and are pari passu with the Series A, B, C, D, E and F preferred stock of the Company and senior to the common stock of the Company. The addition of the Series G liquidation preference caused the aggregate liquidation preference for the Company's preferred stock to increase to $107.1 million. The Series G shares also carry certain rights, similar to the other series of the Company's preferred stock, including various information rights, registration rights and voting protective provisions not available to the holders of the Company's common stock. In light of the Series G's liquidation preference, its seniority to the common stock and its rights relative to the common stock, the Series G carried a higher valuation than the Company's common stock at the time of the transaction.

20.
Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

        The Company advises the Staff that the Company and its underwriters have not yet determined the proposed IPO price range. The Company first initiated formal discussions with potential underwriters regarding the contemplated IPO in November 2012 and selected the named underwriters in December 2012. The organizational meeting for the IPO was held in January 2013. While each of the underwriters have provided the Company with its analysis of the Company's business, the potential positioning of the Company, the IPO marketplace generally, and valuations and valuation multiples of other companies, the underwriters have not provided the Company with any formal valuation of the Company or related proposed IPO price range. The Company will provide the proposed IPO price range to the Staff once it is available.

21.
Please continue to provide us with updates to the requested information and provide updated disclosure for all equity related transactions subsequent to this request through the effective date of the registration statement.

        The Company will provide the Staff with updates to the requested information regarding stock-based compensation and equity related transactions, and updated disclosure as appropriate, through the effective date of the Registration Statement.

Goodwill Impairment, page 73

22.
We note that in your disclosure you determined that goodwill was not impaired based on your annual two-step goodwill impairment test performed. Please tell us the percentage by which fair value of your reporting unit exceeded its carrying value. To the extent that your reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please revise to disclose the following in your critical accounting policies in your MD&A:

•
The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•
A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

  •
  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

        If your reporting unit is not at risk of failing step one, please revise to disclose this fact.

        The Company advises the Staff that the Company has updated the Goodwill and Other Intangible Assets critical accounting policy on page 67 of the Registration Statement to expand the discussion of the Company's goodwill impairment testing. The Company assesses goodwill for impairment using the two step model. The process of evaluating goodwill for impairment under the two step model involves the determination of the fair value of the Company's reporting unit. The Company completed the first step of its goodwill impairment testing, and based on this analysis, it determined that the fair value of its reporting unit exceeded the carrying value by 682%, indicating that goodwill was not impaired.

Business

Large Addressable Market, page 77

23.
Please clarify what you mean by your statement that your platform "addresses several established markets," including "customer relationship management, business intelligence, and web conferencing, teaming platforms and social software suites." Consider providing a brief explanation of how your software can be used in these segments.

        The Company advises the Staff that the Company has revised its disclosure on page 80 in the section of the Business Section titled "Large Addressable Market" to clarify how its platform addresses the identified segments of the marketing related software market in which the Company competes.

Our Solution, page 78

24.
Refer to the graphic presentation on page 78. Please revise to replace vague, promotional language such as "easy-to-use, powerful, and complete solution" and the word "success" with descriptive text that more specifically describes functions or characteristics of your product.

        The Company advises the Staff that the Company has revised its discussion of its solution and the graphic presentation on page 81 of the Registration Statement to remove certain language as requested and respectfully notes that the key benefits of the Company's solution, as well as its competitive strengths and product descriptions, follow on pages 81-83 of the Registration Statement.

Competition, page 91

25.
You state that you compete effectively with respect to each competitive factor you disclose. Please revise to identify the positive and negative factors pertaining to your competitive position. Refer to Item 101(c)(x) of Regulation S-K.

        The Company advises the Staff that the Company has revised its disclosure on page 93 of the Registration Statement to identify certain potential negative factors pertaining to the Company's competitive position.

Government Regulation, page 92

26.
In the penultimate full paragraph on page 93 you indicate that "certain laws" are applicable to you as a data processor on behalf of customers. Please identify and more fully describe which of these laws have or are likely to have a material effect on your operations.

        The Company advises the Staff that the Company has revised its disclosure on pages 26 and 95-96 of the Registration Statement to identify and describe which laws have or are likely to have a material effect on the Company's operations.

Management

Non-Employee Director Compensation, page 102

27.
Refer to footnote (1) to the table on page 103. Please provide a brief description of the conditions or events that resulted in the early exercisability of the options.

        The Company advises the Staff that the Company's 2006 Stock Plan, as amended provides that the Company's board of directors may grant options that are early-exercisable, such that options may be exercised before they are vested. The shares issued in connection with early-exercised options are subject to a right of repurchase by the Company at the original exercise price, which repurchase right lapses as the option vests. The Company further advises the Staff that it has included additional disclosure on pages 105 and 115 (with respect to options held by the Company's named executive officers) of the Registration Statement to disclose that early-exercised options are subject to vesting and a right of repurchase in favor of the Company.

Executive Compensation

2012 Corporate Bonus Plan, page 110

28.
We note your disclosure in the first paragraph that the bonuses were based on financial and individual performance objectives. Please expand to provide a general description of the formula or criteria applied. Refer to Item 402(o)(5) of Regulation S-K.

        The Company advises the Staff that the Company has revised its disclosure on page 113 of the Registration Statement to provide a general description of the criteria applied to the financial and individual performance objectives under the Company's 2012 Corporate Bonus Plan.

Certain Relationships, Related Party and Other Transactions

Private Placements, page 120

29.
Please disclose the number of shares of common into which your preferred stock is convertible.

        The Company advises the Staff that the Company has included additional disclosure on page 125 of the Registration Statement to provide the number of shares of common stock into which the Company's preferred stock is convertible.

Principal Stockholders, page 124

30.
We note the phrase "may be deemed" in footnotes (1) - (5). Please revise the penultimate paragraph to remove any uncertainty regarding who holds voting or investment power over the shares in your table.

        The Company acknowledges the Staff's comment and has revised footnotes (1) through (5) of the Principal and Selling Stockholders table on pages 128-129 of the Registration Statement to remove any uncertainty regarding who holds voting or investment power over the shares shown in the table.

31.
In footnote (3) you disclaim beneficial ownership of shares in the table. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership disclosure pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3. Rule 13d-3 states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Thus, because shareholders have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities. Please revise.

        The Company acknowledges the Staff's comment and has revised footnote (3) of the Principal and Selling Stockholders table on page 128 of the Registration Statement to remove the disclaimer of beneficial ownership of the shares.

Notes to Consolidated Financial Statements

1.     The Company and Summary of Significant Accounting Policies and Estimates

Revenue Recognition, page F-9

32.
We note that you offer your customers a cloud-based marketing software platform. Please provide your analysis supporting why you believe that your platform should not be within the scope of ASC 985-605. Your response should address the criteria outlined in ASC 985-605-55-121.

        The Company supplementally advises the Staff that it offers customers a subscription service that gives them the right to access the Company's cloud-based marketing software platform, but they have no right to take possession of the software. The services are provided (hosted) by the Company from a data center facility to which subscribers have remote access via the Internet.

        For a software hosting arrangement to be within the scope of ASC 985-605-55-121 (commonly referred to as Software Accounting), the software element must meet both of the criteria below, as stated in ASC 985-605-55-121:

  A software element subject to this Subtopic is only present in a hosting arrangement if both of the following criteria are met:

    a.    The customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty.

    b.    It is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

  Accordingly, a hosting arrangement in which the customer has an option as specified in this paragraph is within the scope of this Subtopic.

        In addressing criteria (a) above, the End User Service Agreement ("EUSA") between the Company and its customers does not confer the right to the customer to take possession of the software at any point during the term of the contract. Section 4.1 of the Company's EUSA states that "Marketo owns or has rights to all Intellectual Property Rights in and to the Services and Software (including all derivatives or improvements thereof)." Further, the customer does not have any right to license the Company's software on either a term or perpetual basis, and as such, no customer has the ability to install the software on its servers. The customer owns "any data, information or material originated by Customer that Customer submits, collects or provides in the course of using the Services" as outlined in section 4.2 of the EUSA. As such, because the Company's hosting arrangement fails to meet criteria (a) above, the Company's software platform is not within the scope of ASC 985-605-55-121.

33.
You state that you recognize revenue from professional services that do not have stand-alone value over the subscription period. Tell us why attribution period should not be the estimated customer life instead of the contractual subscription period. We refer you to footnote 39 of ASC 605-10-S99 and SAB Topic 13.A.3(f)—Question 1.

        The Company supplementally advises the Staff that, considering the guidance of footnote 39 of ASC 605-10-S99 and SAB Topic 13.A.3(f)—Question 1, none of the Company's professional services are similar to set up services, which would require fees to be attributed over the contractual subscription term or the estimated life of the customer, whichever is longer. The Company's professional services are expert services that educate and assist its customers on the best use of its solutions as well as assist in the implementation of its solution.

        However, prior to the fourth quarter of 2011, some of the Company's professional services did not have stand-alone value because they were sold together with the subscription and support services at no additional cost to the customer—as noted above, these professional services were not set up services. Revenue from these professional services and the support and subscription services was therefore recognized ratably over the subscription period.

        The Company advises the Staff that it has revised the disclosure on page F-11 to add clarifying language in response to the Staff's comment.

34.
Tell us whether your subscription and support agreements contain minimum levels of usages in exchange for a fixed-fee. If so, please describe how you charge and account for usage above the minimum and indicate whether you recognize that overage in the period it occurs or over the remaining life of the agreements. In addition, tell us whether these fees are refundable and describe the standard billing terms for these arrangements. Cite the accounting literature that supports your accounting.

        The Company supplementally advises the Staff that the Company's subscription and support services do not contemplate a minimum level of usage for a fixed fee as contemplated under the applicable accounting standards. Instead, for a fixed fee, the Company offers its customers a subscription that limits the maximum size of the customer's database (or number of seats for the Company's Marketo Sales Insight product) during the term of the subscription. In cases where customers exceed the maximum database size and/or seats by insignificant percentages, the Company has not to date assessed any additional fees while in the initial term of the arrangement. However, at the point of renewal of the agreement, the Company considers the maximum database size and seats that the customer maintained during the just concluded subscription period to determine whether to move the customer to the next database tier and/or increase the number of seats, and accordingly, charge additional fees to accommodate their increased database size and/or seats during the customer's renewal period.

        In rare occasions, when customers significantly exceed their maximum database size and/or seats during the initial term of the subscription, the Company negotiates upgrade agreements with the customers and increases their database size and/or seats for additional fees. Revenue is recognized ratably over the term of the subscription period specified in the upgrade agreement, commencing on the date when the upgrade agreement is executed, assuming all the other revenue recognition criteria has been achieved.

35.
We note that you begin to recognize revenue on the commencement date. Describe whether professional services are completed prior to the commencement date. If not, please indicate why you believe recognizing revenue prior to the completion of this service is appropriate. Cite the accounting literature that supports your accounting. In addition, please clarify how satisfying performance conditions impacts the timing of revenue recognition and the commencement date.

        The Company supplementally advises the Staff that the Company's professional services are expert services that educate and assist customers on the best use of the Company's solutions as well as providing assistance in the implementation of such solutions; they are not set up services. Further, customers are able to fully utilize the Company's subscription and support services as soon as they have been granted access to the service (regardless of when the professional services are delivered). As such, the professional services do not have to be completed prior to the commencement date for subscription and support revenue recognition to commence.

        The Company's subscription and support services on the one hand, and professional services on the other, have value to a customer on a stand-alone basis, as defined by paragraph (a) of ASC 605-25-25-5 because they are routinely sold separately by the Company. Further evidence that the Company's professional services have stand-alone value is the fact that a number of third-party vendors routinely provide similar professional services to the Company's customers on a stand-alone basis.

        Because both the Company's subscription and support services and professional services have stand-alone value, revenue recognition of the subscription and support revenue commences upon delivery, the Commencement Date, provided all the other revenue recognition criteria of ASC 605-10-S25 have been met.

        The majority of the Company's professional services contracts are offered on a time and material basis. When these services are not combined with subscription and support revenue in a multiple element arrangement, services revenue is recognized as the services are rendered. In 2011, the Company's professional services also consisted of a small number of fixed price contracts, where revenue was recognized on a proportional performance method, based on input measures, which included making reasonably dependable estimates of the total effort to complete the project.

11.   Net Loss Per Share, page F-31

36.
Revise to include the pro forma effects of any RSU's that would vest upon the completion of an IPO.

        The Company acknowledges the Staff's comment and has revised Note 11 Net Loss per Share on page F-32 of the Registration Statement to include a paragraph to discuss why the RSUs have no pro forma effect on the Company's unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2012.

        The Company's RSUs are subject to both time-based and performance-based vesting conditions, both of which must be satisfied before the RSUs are vested and settled for shares of common stock. No pro forma adjustment has been made at December 31, 2012 to show the effect as if the satisfaction of the performance-based vesting condition (occurrence of a sale event or the completion of the Company's initial public offering) had occurred as of the original date of issuance since no RSUs have met the time-based vesting condition at December 31, 2012. No RSU will meet the time-based vesting condition until April 17, 2013, when the first tranche vests (approximately 295,000 of the Company's RSUs will meet the time-based vesting condition on this date). Therefore, the assumption of the satisfaction of the performance-based (IPO) condition at December 31, 2012 does not impact the pro forma EPS calculation at that date. The Company will revise any future registration statement(s) to reflect pro forma vesting of RSUs, as applicable.

12.   Income Taxes, page F-32

37.
We note your disclosure on page F-21 which indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries. Please tell us:

•
if you have undistributed earnings that are indefinitely reinvested,

•
the amount of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2012,

•
what consideration you gave to providing this quantitative disclosure in your filing, and

•
how you considered disclosing the amount of the unrecognized deferred tax liability or include a statement that such determination is not practicable. We refer you to FASB ASC 740-30-50-2.

        The Company acknowledges the Staff's comment and has revised Note 12 Income Tax on page F-34 of the Registration Statement in response to the Staff's comment. The Company supplementally advises the Staff that as of December 31, 2012, the Company had approximately $14,000 of undistributed earnings in its Australia subsidiary that will be indefinitely reinvested.

15.   Subsequent Events, page F-37

38.
Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. See ASC 855-10-50-1.

        The Company acknowledges the Staff's comment and has revised Note 14 Subsequent Events on page F-37 of the Registration Statement to disclose the date through which the Company evaluated subsequent events and that such date represents the date the financial statements were issued.

Exhibit Index

39.
We note that you did not file any agreements entered into in connection with your acquisition of Crowd Factory. Please tell us whether there are any continuing obligations under any acquisition agreement and file such agreements or tell us why you do not believe that they are required to be filed. In this regard, we note your disclosure on page 106 regarding indemnifications claims.

        The Company supplementally advises the Staff that, in light of the relative size of the transaction, the Company does not deem the agreements entered into in connection with the acquisition of Crowd Factory to be material agreements that are required to be filed with the Registration Statement pursuant to Item 601(b) of Regulation S-K. In furtherance of this conclusion, Crowd Factory would not have been determined by the Company to be an acquisition that involved a "significant amount of assets." The Company further advises the Staff that the only continuing obligations under the Crowd Factory acquisition agreement are indemnification obligations, that it has not to date made any indemnification claims with respect to the Crowd Factory acquisition, and that indemnification obligations under the Crowd Factory acquisition agreement will expire before the Company requests effectiveness of the Registration Statement.

* * * *

        Please direct any questions regarding the Company's responses or the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com and Aaron Alter at (650) 320-4693 or aalter@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ TONY JEFFRIES Tony Jeffries

cc:     Phillip M. Fernandez, Marketo, Inc.
          Fred Ball, Marketo, Inc.
          Sharon S. Zezima, Marketo, Inc.
          Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.
          Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C
          Anthony J. McCusker, Goodwin Procter LLP
          Richard A. Kline, Goodwin Procter LLP